                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                 SteelCloud Inc.
                  (formerly known as Dunn Computer Corporation)
--------------------------------------------------------------------------------
                                (Name Of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title Of Class Of Securities)


                                    265771105
--------------------------------------------------------------------------------
                                 (Cusip Number)


                                  July 26, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 7 Pages

CUSIP NO. 265771105
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Briarcliff Investors, LLC
        I.R.S.  #52-2220116
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a)       [  ]
                                                               (b)       [  ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
--------------------------------------------------------------------------------

          NUMBER OF         5          SOLE VOTING POWER
          SHARES
          BENEFICIALLY                       0
          OWNED             ----------------------------------------------------
          BY EACH           6          SHARED VOTING POWER
          REPORTING
          PERSON                             247,525
          WITH              ----------------------------------------------------
                            7          SOLE DISPOSITIVE POWER

                                             0
                            ----------------------------------------------------
                            8           SHARED DISPOSITIVE POWER

                                             247,525
                            ----------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         247,525
--------------------------------------------------------------------------------

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.4%
--------------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON *

         CO
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

CUSIP NO. 265771105
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        WEC Asset Management LLC
        I.R.S. #52-2416721
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                              (a)       [  ]
                                                              (b)       [  ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
-------------------------------------------------------------------------------

         NUMBER OF         5          SOLE VOTING POWER
         SHARES
         BENEFICIALLY                       0
         OWNED             -----------------------------------------------------
         BY EACH           6          SHARED VOTING POWER
         REPORTING
         PERSON                             247,525
         WITH              -----------------------------------------------------
                           7          SOLE DISPOSITIVE POWER

                                            0
                           -----------------------------------------------------
                           8           SHARED DISPOSITIVE POWER
                                            247,525
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         247,525
--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2.4%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON *

        CO
--------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

    Item 1.
         (a)      Name of Issuer:
                  SteelCloud Inc., a Virginia corporation ("Issuer")

         (b)      Address of Issuer's Principal Executive Offices:
                  1306 Squire Court
                  Sterling, Virginia 20166

    Item 2.
         (a)      Name of Persons Filing:
                  Briarcliff Investors, LLC ("Briarcliff")
                  WEC Asset Management LLC ("WEC")

         (a)      Address of Principal Business Office or, if none, Residence:

                  Address of principal business office of each of Briarcliff and WEC is:
                  110 Colabaugh Pond Road
                  Croton-on-Hudson, NY 10520

         (c)      Citizenship:
                  Briarcliff and WEC are Delaware limited liability companies

         (d)      Title of Class of Securities:
                  Common Stock, par value $.001 per share

         (e)      CUSIP Number:
                  265771105

    Item 3.   TYPE OF REPORTING PERSON:
              Not applicable.

    Item 4.   OWNERSHIP:

         (a)      Amount Beneficially Owned as of August 2, 2001:

                  Briarcliff beneficially owns 247,525 shares of Common Stock, representing approximately 2.4% of the total outstanding shares of Common Stock. WEC, as the Manager of Briarcliff, has shared voting and dispositive power over the shares held by Briarcliff and may be deemed to be the beneficial owner of such shares. Ownership is in the form of warrants to purchase 247,525 shares, at an exercise price of $3.64 per share, expiring on March 13, 2005. See also Item 5 below.

         (b)      Percent of Class:

                  2.4% (based on 10,214,545 shares outstanding as of April 30, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the six months ended April 30, 2001)

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote:
                              0
                  (ii)     shared power to vote or direct the vote:
                              247,525
                  (iii)    sole power to dispose or direct the disposition of:
                              0
                  (iv)     shared power to dispose or direct the disposition of:
                              247,525

                                                               Page 5 of 7 Pages


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         On July 26, 2001, the Issuer executed a redemption agreement with Briarcliff, whereby the Issuer agreed to redeem all of its outstanding Series A Convertible Preferred Stock for $2.5 million. On August 2, 2001, the Issuer completed the transaction by delivering $2.5 million to Briarcliff in exchange for the Preferred Stock. Under the terms of the agreement, Briarcliff retained 247,525 warrants previously issued. As a result of this redemption, Briarcliff owns no equity securities of the Issuer other than the aforesaid warrants.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

Item 10. CERTIFICATION:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 7 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 21, 2001

                                       BRIARCLIFF INVESTORS, LLC
                                       By: WEC Asset Management LLC, its Manager


                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name: Ethan Benovitz
                                           Title:  Managing Director


Date: August 21, 2001

                                       WEC ASSET MANAGEMENT LLC



                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name: Ethan Benovitz
                                           Title:  Managing Director

                                                               Page 7 of 7 Pages


                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached amendment to Schedule 13G is being filed on behalf of each of the undersigned.


Date: August 21, 2001

                                       BRIARCLIFF INVESTORS, LLC
                                       By: WEC Asset Management LLC, its Manager


                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name: Ethan Benovitz
                                           Title:  Managing Director


Date: August 21, 2001

                                       WEC ASSET MANAGEMENT LLC



                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name: Ethan Benovitz
                                           Title:  Managing Director